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                                                      Filed by Cytyc Corporation
               pursuant to Rule 425 under the Securities Act of 1933, as amended
                                             Subject Company: Digene Corporation
                                                              File No. 333-83585

                                  Contact: Robert Bowen, Chief Financial Officer
                                           Anne Rivers, Investor Relations
                                           Jeff Keene, Healthcare Media
                                           Cytyc Corporation: 978-266-3010
                                           www.cytyc.com

                                           Robert P. Jones/Lauren Levine
                                           Media: Greg Tiberend/Dan Budwick
                                           Morgen-Walke Associates: 212-850-5600


FOR IMMEDIATE RELEASE

          CYTYC RESPONDS TO REQUEST FROM FTC FOR ADDITIONAL INFORMATION

Boxborough, MA, May 29, 2002 - Cytyc Corporation (Nasdaq:CYTC) today announced that it has provided additional information and documentary materials responsive to a May 24, 2002 request from the U.S. Federal Trade Commission (the "FTC") for such materials in connection with the FTC's review, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), of Cytyc's proposed acquisition of Digene Corporation (Nasdaq: DIGE). The additional information and documentary materials were provided to the FTC on May 28, 2002.

The FTC request for additional information and materials extends the waiting period imposed by the HSR Act until 11:59 p.m. on the thirtieth calendar day after the date on which Cytyc is deemed by the FTC to have substantially complied with the FTC's request, unless earlier terminated by the FTC. As part of its May 28, 2002 response, Cytyc certified to the FTC that it believes it is in substantial compliance with the FTC's request. Closing of the proposed acquisition of Digene is subject to satisfactory completion of the HSR process and satisfaction or waiver of the other conditions to the exchange offer.

Cytyc Corporation develops, manufactures and markets products for medical diagnostic applications primarily focused on women's health. The ThinPrep(R) System consists of the ThinPrep(R) 2000 Processor, ThinPrep(R) 3000 Processor, and related reagents, filters, and other supplies. Cytyc is traded on The Nasdaq Stock Market under the symbol "CYTC" and is a part of the S&P Midcap 400 Index and The Nasdaq-100 Index.

Digene Corporation develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. Digene has developed and is commercializing its patented Hybrid Capture(R) products in three areas: women's cancers and infectious diseases, blood viruses, genomics and pharmaceutical research. Digene is traded on The Nasdaq Stock Market under the symbol "DIGE."

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Cytyc(R) and ThinPrep(R) are registered trademarks of Cytyc Corporation.
Digene(R) and Hybrid Capture(R) are registered trademarks of Digene Corporation.

Forward-looking statements in this press release are made pursuant to the provisions of Section 21E of the Securities Exchange Act of 1934. Investors are cautioned that statements in this press release which are not strictly historical statements, including, without limitation, statements regarding Cytyc's planned acquisition of Digene and its response to the FTC's request for additional information and documentary materials, as well as statements regarding Cytyc company strategy, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, risks associated with obtaining regulatory approvals necessary to effect the proposed transaction, market and other risks associated with delays in obtaining or the inability to obtain such regulatory approvals, dependence on key personnel and proprietary technology, management of growth, risks associated with the consummation and integration of the Digene acquisition, uncertainty of product development efforts, risks associated with the FDA regulatory approval processes and any healthcare reimbursement policies, risks associated with competition and competitive pricing pressures, and other risks detailed in filings by Cytyc with the Securities and Exchange Commission, including under the heading "Certain Factors Which May Affect Future Results" in Cytyc's 2001 Form 10-K filed with the Commission. Cytyc cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Cytyc disclaims any obligation to publicly update or revise any such statements to reflect any change in their expectations or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the

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Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

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